FORM 51-102F3
MATERIAL CHANGE REPORT
ITEM 1.    Name and Address of Company
Pan American Silver Corp. (“Pan American”)
1440 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6
ITEM 2.    Date of Material Change
November 4, 2022 and November 8, 2022.
ITEM 3.    News Release
Joint news releases of Pan American and Agnico Eagle Mines Limited (“Agnico Eagle”) were disseminated on November 4, 2022 and November 8, 2022 via Canada Newswire. The news releases were subsequently filed on SEDAR on November 4, 2022 and November 8, 2022, respectively.
ITEM 4.    Summary of Material Change
On November 4, 2022, Pan American and Agnico Eagle delivered a definitive binding offer (the “Binding Offer”) to the board of directors of Yamana Gold Inc. (“Yamana”), pursuant to which Pan American would acquire all of the issued and outstanding common shares of Yamana (the “Yamana Shares”) and Yamana would sell certain subsidiaries and partnerships which hold Yamana’s interests in its Canadian assets to Agnico Eagle, including the Canadian Malartic mine (collectively, the “Canadian Assets”). The Binding Offer contemplated the implementation of the foregoing transactions by way of a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act (“CBCA”).
Subsequently on November 4, 2022, Pan American and Agnico Eagle were informed that Yamana’s board of directors (the “Yamana Board”) determined in good faith, after consultation with Yamana’s outside financial and legal advisors and upon the unanimous recommendation of the special committee of independent directors of the Yamana Board (the “Yamana Special Committee”), that the Binding Offer constituted a “Yamana Superior Proposal” as defined in the arrangement agreement dated May 31, 2022 between Gold Fields Limited (“Gold Fields”) and Yamana (the “Gold Fields Arrangement Agreement”) and that, in accordance with the terms of the Gold Fields Arrangement Agreement, Yamana notified Gold Fields that the Yamana Board had determined that the Binding Offer constituted a Yamana Superior Proposal and that the five business day matching period had commenced during which Gold Fields had the right, but not the obligation, to propose to amend the terms of the Gold Fields Arrangement Agreement in order for the Binding Offer to cease to be a Yamana Superior Proposal (the “Matching Right”).
On November 7, 2022, Gold Fields waived its Matching Right. On November 8, 2022, the Yamana Board changed its recommendation with respect to the transaction with Gold Fields pursuant to the Gold Fields Arrangement Agreement (the “Gold Fields Transaction”) and Yamana executed and delivered the arrangement agreement (the “Pan American-Agnico Arrangement Agreement”) providing for the Arrangement, which constituted a “Permitted Acquisition Agreement” (as defined in the Gold Fields Arrangement Agreement).

The aggregate consideration under the Arrangement consists of approximately 153.5 million common shares in the capital of Pan American (“Pan American Shares”), US$1.0 billion in cash contributed by Agnico Eagle, and approximately 36 million common shares in the capital of Agnico Eagle (“Agnico Eagle Shares”), subject to adjustment in accordance with the Arrangement. Subject to the terms and conditions of the Pan American-Agnico Arrangement Agreement and the Arrangement, at the effective time of the Arrangement (the “Effective Time”), Pan American will acquire all of the issued and outstanding Yamana Shares, Agnico Eagle will acquire the Canadian Assets and each Yamana Share will be exchanged for US$1.0406 in cash, 0.1598 of a Pan American Share and 0.0376 of an Agnico Eagle Share (collectively, the “Consideration”), for an aggregate value of US$5.02 per Yamana Share based on the closing price of each Pan American Share and Agnico Eagle Share on November 3, 2022.
On November 8, 2022, Gold Fields terminated the Gold Fields Arrangement Agreement at which time the Pan American-Agnico Arrangement Agreement became automatically effective. As a result of the termination of the Gold Fields Arrangement Agreement, the previously scheduled special meeting of Yamana shareholders for Monday, November 21, 2022 under the Gold Fields Arrangement Agreement was cancelled, and Yamana paid a termination fee of US$300 million to Gold Fields in accordance with the terms of the Gold Fields Arrangement Agreement. Pursuant to the terms of the Pan American-Agnico Arrangement Agreement, Pan American funded US$150 million in cash to Yamana to pay a portion of such termination fee.
ITEM 5.    Full Description of Material Change
Unless the context otherwise requires, capitalized terms used and not defined in this material change report shall have the meanings attributed to them in the Pan American-Agnico Arrangement Agreement.
Binding Offer
On November 4, 2022, Pan American and Agnico Eagle delivered the Binding Offer to the Yamana Board, pursuant to which Pan American would acquire all of the issued and outstanding Yamana Shares and Yamana would sell the Canadian Assets to Agnico Eagle. The Binding Offer contemplated the implementation of the foregoing transactions by way of the Arrangement under the CBCA.
Subsequently on November 4, 2022, Pan American and Agnico Eagle were informed that the Yamana Board determined in good faith, after consultation with Yamana’s outside financial and legal advisors and upon the unanimous recommendation of the Yamana Special Committee, that the Binding Offer constituted a “Yamana Superior Proposal” as defined in the Gold Fields Arrangement Agreement and that, in accordance with the Gold Fields Arrangement Agreement, Yamana notified Gold Fields that the Yamana Board had determined that the Binding Offer constituted a Yamana Superior Proposal and that the Matching Right had been triggered.
On November 7, 2022, Gold Fields waived the Matching Right. On November 8, 2022, the Yamana Board changed its recommendation with respect to the Gold Fields Transaction and Yamana executed and delivered the Pan American-Agnico Arrangement Agreement providing for the Arrangement.
The Pan American-Agnico Arrangement Agreement provided that until such time as the Gold Fields Arrangement Agreement had been terminated in accordance with its terms, all obligations of Yamana contained in the Pan American-Agnico

Arrangement Agreement would be effective only following the satisfaction of the condition precedent that the “Arrangement Resolution” (as defined in the Gold Fields Arrangement Agreement) shall have failed to receive the “Yamana Shareholder Approval” (as defined in the Gold Fields Arrangement Agreement) at the “Yamana Meeting” (as defined in the Gold Fields Arrangement Agreement).
On November 8, 2022, Gold Fields terminated the Gold Fields Arrangement Agreement at which time the Pan American-Agnico Arrangement Agreement became automatically effective. As a result of the termination of the Gold Fields Arrangement Agreement, the previously scheduled special meeting of Yamana shareholders for Monday, November 21, 2022 under the Gold Fields Arrangement Agreement was cancelled, and Yamana paid a termination fee of US$300 million to Gold Fields in accordance with the terms of the Gold Fields Arrangement Agreement. Pursuant to the terms of the Pan American-Agnico Arrangement Agreement, Pan American funded US$150 million in cash to Yamana to pay a portion of such termination fee.
Pan American-Agnico Arrangement Agreement
Arrangement
The Arrangement will be implemented in accordance with the CBCA and is subject to approval by the Ontario Superior Court of Justice (Commercial List) (the “Court”), the Yamana shareholders, the Pan American shareholders and certain other conditions as described in more detail below. Upon completion of the Arrangement, Yamana will become a wholly-owned subsidiary of Pan American and Agnico Eagle will acquire the Canadian Assets.
Consideration
The aggregate consideration under the Arrangement consists of approximately 153.5 million Pan American Shares, US$1.0 billion in cash contributed by Agnico Eagle, and approximately 36 million Agnico Eagle Shares, subject to adjustment in accordance with the Arrangement. Subject to the terms and conditions of the Pan American-Agnico Arrangement Agreement and the Arrangement, at the Effective Time, among other things, each Yamana Share will be exchanged for the Consideration.
No fractional Pan American Shares or Agnico Eagle Shares will be issued under the Arrangement, and Yamana Shareholders will receive cash in lieu of any fractional Pan American Shares or Agnico Eagle Shares. Any Yamana Shares in respect of which dissent rights have been properly exercised and not withdrawn pursuant to Section 190 of the CBCA will be deemed to be transferred and assigned to Yamana, but will not be entitled to the Consideration and will, instead, be entitled to receive the fair value for their Yamana Shares in accordance with the provisions of the CBCA, as modified by the Arrangement and the interim order of the Court (the “Interim Order”).
In addition, on the terms and subject to the conditions of the Pan American-Agnico Arrangement Agreement, at the Effective Time, each performance share unit of Yamana (each, a “Yamana PSU”), each restricted stock unit of Yamana and each deferred share unit of a Yamana that is outstanding immediately prior to the Effective Time will be transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the volume weighted average price of one Yamana Share on the Toronto Stock Exchange (“TSX”) during the five trading days prior to the Effective Date, and in the case of the Yamana PSUs, multiplied by the applicable Multiplier (as defined in Yamana’s performance share unit plan), less any withholding required by applicable law.

Conditions to Completion of the Arrangement
Completion of the Arrangement is subject to a number of conditions, including among others: (a) approval of the Arrangement (the “Arrangement Resolution”) by not less than (i) 66 2/3% of the Yamana shareholders who vote (in person or by proxy) at a special meeting of Yamana shareholders (the “Yamana Meeting”); (b) approval of the issuance of Pan American Shares to be issued pursuant to the Arrangement (the “Pan American Resolution”) by not less than a simple majority of the Pan American shareholders who vote (in person or by proxy) at a special meeting (the “Pan American Meeting”) of Pan American shareholders; (c) the approval of the Arrangement by the Court in form and substance acceptable to each of Pan American, Agnico Eagle and Yamana, acting reasonably; (d) the receipt of certain required regulatory approvals under the Competition Act (Canada) and by the Mexican Federal Economic Competition Commission (the “Key Regulatory Approvals”); (e) the approval for listing of the Pan American Shares to be issued pursuant to the Arrangement by the TSX and Nasdaq Stock Market; (f) the approval for listing of the Agnico Eagle Shares to be issued pursuant to the Arrangement by the TSX and the New York Stock Exchange (“NYSE”); (g) Yamana shareholders not having validly exercised dissent rights in connection with the Arrangement with respect to more than 5% of the outstanding Yamana Shares; and (h) as it relates to the Canadian Assets: (i) Yamana shall not have disposed or transferred any of the Canadian Assets, other than certain permitted exceptions, (ii) Yamana shall have good title to the Canadian Assets, and the Canadian Assets shall be free and clear of all liens, other than permitted liens, and (iii) there shall have been no breach or non-compliance by Yamana with its covenants, representations or warranties in the Pan American-Agnico Arrangement Agreement that has resulted in, or is reasonably likely to result in, a material adverse change in respect of the Canadian Assets.
Representations, Warranties and Covenants
The Pan American-Agnico Arrangement Agreement contains customary representations, warranties and covenants by each of Pan American, Agnico Eagle and Yamana, including covenants regarding the conduct of the businesses of Pan American and Yamana in the ordinary course during the period between the date of the Pan American-Agnico Arrangement Agreement and the Effective Time and covenants to not engage in certain kinds of transactions or take certain actions during such period, subject to certain other exceptions set out in the Pan American-Agnico Arrangement Agreement. In addition, each of Pan American, Agnico Eagle and Yamana has agreed to use its commercially reasonable efforts to obtain all required regulatory approvals, including the Key Regulatory Approvals. Further, Pan American and Yamana have agreed that three independent directors of Yamana, as identified by the Nominating and Governance Committee of the Pan American board of directors, shall be appointed to the board of directors of Pan American promptly following the Effective Time, and that Pan American will work cooperatively with Yamana to determine the integration of Yamana management into the management team of Pan American on or prior to the Effective Time.
Non-Solicitation and Right to Match
Each of Pan American and Yamana is subject to reciprocal non-solicitation restrictions on their ability to directly or indirectly solicit, initiate, knowingly encourage or otherwise facilitate a Pan American Acquisition Proposal or Yamana Acquisition Proposal, respectively from any person. However, each of Yamana and Pan American and their respective representatives may, prior to, in the case of Yamana, the approval of the Arrangement Resolution, and in the case of Pan American, the approval of the Pan American Resolution, engage in or participate in discussions or negotiations with third parties that submit an unsolicited bona fide written Yamana Acquisition Proposal or Pan American Acquisition Proposal, as applicable, that such party’s board of directors has determined in good faith, after consultation with its outside financial and legal advisors, constitutes or would reasonably be expected to constitute a Yamana Superior Proposal or Pan American Superior Proposal, respectively, subject to the satisfaction of certain conditions. Among other things, such a Yamana Acquisition Proposal or Pan American Acquisition Proposal, as applicable, may not result from a breach of the non-solicitation provisions of the Pan American-Agnico Arrangement Agreement. Subject to certain limitations, the board of directors of a party that receives a Yamana Superior Proposal or Pan American Acquisition Proposal, as applicable, may, following the expiration of a five business day matching period, withdraw or change its recommendation in respect of the Arrangement in response to such superior proposal and/or enter into an agreement in respect of such superior proposal. Notwithstanding any such change in recommendation and/or entering into of an agreement to implement such superior proposal, unless the other party has terminated the Pan American-Agnico Arrangement Agreement as a result, each party must cause its respective shareholder meeting to occur and submit to a vote of its shareholders the Arrangement Resolution or the Pan American Resolution, as applicable, and shall not submit to a vote of its shareholders any Yamana Acquisition Proposal or Pan American Acquisition Proposal, as applicable, other than the Arrangement Resolution or the Pan American Resolution, as applicable, prior to the termination of the Pan American-Agnico Arrangement Agreement in accordance with its terms.
Shareholder Meetings and Timing
In accordance with the Pan American-Agnico Arrangement Agreement, Yamana has agreed to make an application for the Interim Order. The Interim Order is expected to contain directions with respect to the Arrangement and the calling and conduct of the Yamana Meeting. In addition, Pan American shall call and hold the Pan American Meeting to obtain approval of the Pan American Resolution. Further information pertaining to the Arrangement will be contained in the management information circular that Pan American will mail to its shareholders in connection with the Pan American Meeting.
It is anticipated that the Yamana Meeting and the Pan American Meeting will take place concurrently in January 2023, and closing and completion of the Arrangement will occur in the first quarter of 2023, subject to satisfaction of the conditions under the Pan American-Agnico Arrangement Agreement. The Pan American-Agnico Arrangement Agreement provides that the outside date for completion of the Arrangement is April 30, 2023 (the “Outside Date”), which date can be unilaterally extended by any party for up to an additional 60 days in certain circumstances.
Following the completion of the Arrangement, the Yamana Shares will be delisted from each of the TSX, NYSE and London Stock Exchange and Yamana will become a wholly-owned subsidiary of Pan American.
In the event that the Pan American-Agnico Arrangement Agreement is terminated as a result of the failure to obtain Yamana shareholder approval, Yamana is required to pay Pan American an expense reimbursement of US$40 million and in the event that the Pan American-Agnico Arrangement Agreement is terminated as a result of the failure to obtain Pan American shareholder approval, Pan American is required to pay Yamana an expense reimbursement of US$40 million.

Board Recommendation and Fairness Opinions
The board of directors of Pan American unanimously approved the Pan American-Agnico Arrangement Agreement and recommends that Pan American shareholders vote in favour of the Arrangement. The board of directors of Pan American received fairness opinions from BMO Nesbitt Burns Inc. and National Bank Financial, Inc., financial advisors to Pan American that, as of the date of each such opinion and subject to the assumptions, limitations and qualifications set out therein, the consideration to be paid by Pan American pursuant to the Arrangement is fair, from a financial point of view, to Pan American.
Voting and Support Agreements
In connection with the execution of the Pan American-Agnico Arrangement Agreement, each of the respective directors and senior officers of Yamana, and each of the respective directors, senior officers and certain significant shareholders of Pan American, entered into voting and support agreements (the “Voting and Support Agreements”), pursuant to which, among other things, they agreed, in their capacities as security holders and not in their capacities as directors or officers, to vote the shares held by them in favour of the Arrangement Resolution, in the case of the directors and senior officers of Yamana, and the Pan American Resolution, in the case of the directors, senior officers and certain significant shareholders of Pan American. The Voting and Support Agreements will terminate if, among other things, the Pan American-Agnico Arrangement Agreement is terminated in accordance with its terms, the other party (or parties in the case of Yamana’s Voting and Support Agreements) effects a change to the terms of the Pan American-Agnico Arrangement Agreement that is materially adverse to the directors and senior officers that are party to the Voting and Support Agreements without their consent or there is a change in recommendation by the board of directors of the other party (or parties in the case of Yamana’s Voting and Support Agreements).
The directors and senior officers of Yamana subject to Voting and Support Agreements collectively own, or exercise control or direction over Yamana Shares representing approximately 0.5% of the issued and outstanding Yamana Shares. The directors, senior officers and certain significant shareholders of Pan American subject to Voting and Support Agreements collectively own, or exercise control or direction over Pan American Shares representing approximately 1.45% of the issued and outstanding Pan American Shares.
Termination
The Pan American-Agnico Arrangement Agreement may be terminated prior to the Effective Time by mutual written agreement between the parties or by either of Pan American, Agnico Eagle or Yamana if, subject to certain exceptions: (a) the Effective Time has not occurred on or before the Outside Date; (b) a final and non-appealable law, order or enjoinment has been enacted, entered or promulgated following the execution of the Pan American-Agnico Arrangement Agreement that remains in effect and makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the parties from consummating the Arrangement; (c) Yamana shareholder approval of the Arrangement Resolution is not obtained at the Yamana Meeting; or (d) Pan American shareholder approval of the Pan American Resolution is not obtained at the Pan American Meeting.
The Pan American-Agnico Arrangement Agreement may be terminated prior to the Effective Time by Pan American and Agnico Eagle if: (a) the Yamana board makes a Yamana Change in Recommendation and/or Yamana or any of its

subsidiaries accepts, approves, executes or enters into an agreement to implement a Yamana Superior Proposal; (b) Yamana has breached its non-solicitation covenants contained in the Pan American-Agnico Arrangement Agreement in any material respect; (c) a Yamana Material Adverse Effect has occurred which is incapable of being cured prior to the Outside Date; (d) Yamana has breached any of its representations or warranties or failed to perform any covenants or agreements, which breach or failure to perform would cause any condition relating to Yamana’s representations, warranties or covenants not to be fulfilled and such conditions are incapable of being satisfied by the Outside Date; or (e) may be terminated by Pan American only if, prior to the Pan American Meeting, Pan American enters into a written agreement with respect to a Pan American Superior Proposal, provided that Pan American is and has been in compliance with its non-solicitation covenants contained in the Pan American-Agnico Arrangement Agreement and that prior to or concurrent with such termination the Pan American Termination Fee (defined below) is paid.
The Pan American-Agnico Arrangement Agreement may be terminated prior to the Effective Time by Yamana if: (a) the Pan American board makes a Pan American Change in Recommendation and/or Pan American or any of its subsidiaries accepts, approves, executes or enters into an agreement to implement a Pan American Superior Proposal; (b) Pan American has breached its non-solicitation covenants contained in the Pan American-Agnico Arrangement Agreement in any material respect; (c) a Pan American Material Adverse Effect or an Agnico Material Adverse Effect has occurred which is incapable of being cured prior to the Outside Date; (d) Pan American or Agnico Eagle has breached any of its representations or warranties or failed to perform any covenants or agreements, which breach or failure to perform would cause any condition relating to Pan American’s or Agnico Eagle’s representations, warranties or covenants, as applicable, not to be fulfilled and such conditions are incapable of being satisfied by the Outside Date; or (e) prior to the Yamana Meeting, Yamana enters into a written agreement with respect to a Yamana Superior Proposal, provided that Yamana is and has been incompliance with its non-solicitation covenants contained in the Pan American-Agnico Arrangement Agreement and that prior to or concurrent with such termination the Yamana Termination Fee (defined below) is paid.
The Pan American-Agnico Arrangement Agreement provides that, upon termination of the Pan American-Agnico Arrangement Agreement under certain circumstances, Pan American is entitled to a termination fee of US$250 million (the “Yamana Termination Fee”) and Yamana is entitled to a termination fee of US$375 million (the “Pan American Termination Fee”).
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The above description of the Arrangement, the Pan American-Agnico Arrangement Agreement, the Voting and Support Agreements and related matters is a summary only and does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Pan American-Agnico Arrangement Agreement (including the Plan of Arrangement attached thereto) and the Voting and Support Agreements. A copy of the Pan American-Agnico Arrangement Agreement and the forms of Voting and Support Agreements have been filed on Pan American’s SEDAR profile and are available for viewing at www.sedar.com. The representations, warranties and covenants contained in the Pan American-Agnico Arrangement Agreement and the Voting and Support Agreements were made only for purposes of each such agreement and as of specific dates, were solely for the benefit of the parties to the Pan American-Agnico Arrangement Agreement and the Voting and Support Agreements, as applicable, may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Pan American-Agnico Arrangement Agreement and the Voting and Support Agreements, as applicable, instead of establishing these matters as facts and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors and securityholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Pan American, Agnico Eagle or Yamana or any of their subsidiaries or affiliates.
ITEM 6.    Reliance on Subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
ITEM 7.    Omitted Information
There are no significant facts required to be disclosed herein which have been omitted.
ITEM 8.    Executive Officer
Delaney Fisher
Senior Vice President, Associate General Counsel and Corporate Secretary
Telephone: (604) 684-1175
ITEM 9.    Date of Report
November 14, 2022
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this material change report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Forward-looking statements and information can be identified by statements that certain actions, events or results “could”, “may”, “should”, “will” or “would” be taken, occur or achieved. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this material change report relate to, among other things: the implementation and closing of the Arrangement; the timing of the Yamana Meeting and the Pan American Meeting; the mailing and filing of the management information circular of Pan American; the approval of the Arrangement by Yamana shareholders; the approval of the Arrangement by Pan American shareholders; the identification of three independent directors of Yamana to be appointed to the Pan American board by the Nominating and Governance Committee of the Pan American board of directors; the regulatory and other approvals and closing conditions to the Arrangement; the anticipated timing for closing the Arrangement; the anticipated delisting of the Yamana Shares on the TSX, NYSE and London Stock Exchange; and the payment of any Yamana Termination Fee or Pan American Termination Fee.
The forward-looking statements and information contained in this material change report reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies.

Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this material change report and Pan American has made assumptions and estimates based on or related to many of these factors. Such risks, uncertainties and other factors include, among others; the possibility that the Arrangement will not be completed in the expected timeframe or at all; the failure to obtain shareholder approvals for the Arrangement in the expected timeframe or at all; pending or potential litigation associated with the Arrangement or the Gold Fields Arrangement Agreement; and general economic, business and political conditions. Additional risks, uncertainties and other factors are identified in Pan American’s most recent form 40-F and Annual Information Form, and in its subsequent quarterly report filings, which have been filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, as applicable.
Although Pan American has attempted to identify important factors that could cause actual results to differ materially from those set out or implied by the forward-looking statements and information, this list is not exhaustive and there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors should use caution when considering, and should not place undue reliance on any, forward-looking statements and information. Forward-looking statements and information are designed to help readers understand Pan American’s current views in respect of the Arrangement and related matters and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by law.